Filed pursuant to Rule 433

September 5, 2023

Relating to

Preliminary Prospectus Supplement dated September 5, 2023

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583

Duke Energy Corporation

$600,000,000 5.75% Senior Notes due 2033
$750,000,000 6.10% Senior Notes due 2053

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)
Trade Date:	September 5, 2023
Settlement:	September 8, 2023 (T+3)
Expected Ratings (Moody’s/S&P)*:	Baa2 (Stable) / BBB (Stable)
Security Description:	5.75% Senior Notes due 2033 (the “2033 Notes”) 6.10% Senior Notes due 2053 (the “2053 Notes” and together with the 2033 Notes, the “Notes”)
Principal Amount:	2033 Notes: $600,000,000 2053 Notes: $750,000,000
Interest Payment Dates:	Payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2024.
Maturity Date:	2033 Notes: September 15, 2033 2053 Notes: September 15, 2053
Benchmark Treasury:	2033 Notes: 3.875% due August 15, 2033 2053 Notes: 3.625% due May 15, 2053
Benchmark Treasury Yield:	2033 Notes: 4.260% 2053 Notes: 4.373%
Spread to Benchmark Treasury:	2033 Notes: +150 bps 2053 Notes: +173 bps
Yield to Maturity:	2033 Notes: 5.760% 2053 Notes: 6.103%

Coupon:	2033 Notes: 5.75% 2053 Notes: 6.10%
Price to the Public:	2033 Notes: 99.923% per 2033 Note (plus accrued interest, if any, from September 8, 2023) 2053 Notes: 99.957% per 2053 Note (plus accrued interest, if any, from September 8, 2023)
Redemption Provisions:

Prior to June 15, 2033 (the date that is three months prior to the maturity date of the 2033 Notes (the “2033 Par Call Date”)), the Issuer may redeem the 2033 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•                     (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2033 Notes plus 25 basis points less (b) interest accrued to the redemption date; and

•                     100% of the principal amount of the 2033 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2033 Par Call Date, the Issuer may redeem the 2033 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to March 15, 2053 (the date that is six months prior to the maturity date of the 2053 Notes (the “2053 Par Call Date”)), the Issuer may redeem the 2053 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•                     (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2053 Notes matured on the 2053 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2053 Notes plus 30 basis points less (b) interest accrued to the redemption date; and

•                     100% of the principal amount of the 2053 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2053 Par Call Date, the Issuer may redeem the 2053 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2053 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP / ISIN:	2033 Notes: 26441C BZ7 / US26441CBZ77 2053 Notes: 26441C CA1 / US26441CCA18
Joint Book-Running Managers:

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:	KeyBanc Capital Markets Inc. Loop Capital Markets LLC American Veterans Group, PBC Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

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* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1 (866) 864-7760; Citigroup Global Markets Inc. toll-free at 1 (800) 831-9146; Goldman Sachs & Co. LLC toll-free at 1 (866) 471-2526; Mizuho Securities USA LLC toll-free at 1 (866) 271-7403; RBC Capital Markets, LLC toll-free at 1 (866) 375-6829 and Truist Securities, Inc. toll-free at 1 (800) 685-4786.

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